                                                DLA Piper US LLP
        1775 Wiehle Avenue, Suite 400
        Reston, VA  20190
      www.dlapiper.com
DLA Piper US LLP
        1775 Wiehle Avenue, Suite 400
        Reston, VA  20190
      www.dlapiper.com

October 4, 2007	FOIA Confidential Treatment of Limited Portions Requested by Audible, Inc., pursuant to Rule 83 (17 C.F.R. § 200.83)

Yolanda Crittendon, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:      Audible, Inc.
Form 8-K, Filed September 20, 2007
File No. 000-26529

Dear Ms. Crittendon:

On behalf of Audible, Inc. (the “Company”), we hereby submit to you responses to the Company’s above-referenced Form 8-K reflecting changes made in response to the Staff’s comment letter dated September 21, 2007.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company.  Each numbered paragraph corresponds to the numbered paragraphs of the September 21, 2007 comment letter, followed by the Company’s responses to the Staff’s comments.

1.  We note the disclosure of material weaknesses in your internal controls.  Tell us whether or not you intend to restate any prior period for any adjustment resulting from such weaknesses; and if not, why not.  Tell us in detail the steps you plan to take and procedures you plan to implement to correct each material weakness.

Response: The Company does not intend to restate any prior period financial statements for any adjustments resulting from the material weaknesses as such adjustments have already been recorded in the consolidated financial statements (see “Summary of Recorded Audit Adjustments for the year ended December 31, 2006” attached as Exhibit 1 hereto). The Company recorded 14 adjustments in connection with the year end audit for the financial year ended December 31, 2006, of which 12 adjustments arose in the fourth quarter and were appropriately recorded in the fourth quarter (the period in which they arose).

For those adjustments related to prior periods the Company evaluated the materiality of such adjustments in relation to the prior period financial statements following the guidance set forth in Staff Accounting Bulletin (SAB) No. 99 “Materiality”.  The principal adjustment related to prior years related to the tax consequences of the international non-income tax related matter (value added tax) that was adjusted in the 2006 financial statements upon the adoption of SAB 108 and disclosed in footnote 18 to the consolidated financial statements as follows:

“(18)     Adoption of SAB 108

Staff Accounting Bulletin 108 (“SAB 108”) was issued by the Securities and Exchange Commission in September 2006. This bulletin addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance-sheet and income-statement approaches (“dual” method) and to evaluate whether each approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. Historically, the Company used the income-statement (“rollover”) approach to quantify misstatements. Upon adoption, SAB 108 permits the Company to adjust for the cumulative effect of errors that were previously considered immaterial under the rollover method that are now considered material under the dual method.  Effective January 1, 2006, the Company changed its method of quantifying misstatements to the dual method in accordance with SAB 108 and adjusted its opening accumulated deficit for the items described below. These errors were considered immaterial to the Company’s historical consolidated financial statements using the rollover method.

.....

Value Added Tax

In early 2007, the Company discovered that it was required to assess a sales tax for sales made in European Union countries effective as of July 2003. Sales to individuals outside of the U.S. in countries subject to this tax have comprised approximately 3% of total revenue over the past three years. Accordingly, the Company is required to record a liability for estimated past liabilities. The amount due for past liabilities for the period from July 2003 to December 2005 was $0.5 million which was not recorded by the Company as of December 31, 2005. The $0.5 million, therefore, has been recorded as a cumulative effect adjustment to beginning of the year accumulated deficit as of January 1, 2006.”

The actual prior year amounts related to the value added tax matter described above which were considered immaterial to the Company’s historical consolidated financial statements using the rollover method, by year, are as follow:

Year	Amount
2003	$ 49,000
2004	$162,000
2005	$275,000
Total	$486,000

The following four material weaknesses in internal control over financial reporting as of December 31, 2006 were reported in the Company’s 2006 Annual Report on Form 10-K:

•	ineffective execution of non-routine contracts;
•	inadequate financial information and communication;
•	ineffective review of account analysis; and
•	ineffective identification and analysis of international non-income tax related matters.

As the Company has reported in its Form 10-Q for the period ended June 30, 2007, (the “Second Quarter 10-Q”), the Company has taken, and continues to take, a number of corrective actions to remediate the material weaknesses that existed at December 31, 2006.  By their nature, such actions require a period of time to become fully effective.  The Company disclosed the following in Item 4 of the Second Quarter 10-Q:

Ineffective Execution of Non-Routine Contract

We have improved our contract review procedures to provide a more detailed legal and financial review of new contracts in order to identify potential financial reporting risks and implementation issues.

Inadequate Information and Communication

We have implemented change control procedures requiring review and signoff on modifications to existing system-generated financial reports used in financial reporting.

We began a process of reviewing, classifying and reconciling individual gift transactions to properly categorize and support remaining gift deferral balances.

Ineffective Review of Account Analyses

We have implemented additional reconciliation roll-forwards and review procedures to provide greater accuracy over account analysis used as a basis to record journal entries.

We have engaged more participation in the review of account activities by initiating periodic circulation of interim financial information.

Inadequate Identification and Analysis of International Non-Income Tax Related Matters

We have modified our web site to collect value added tax (“VAT”) from customers in foreign jurisdictions.

We have implemented a periodic formal tax review process intended to identify and address potential non-income tax related matters.”

In addition to the actions listed above, the Company has taken additional steps and has implemented other controls in continuing to remediate the material weaknesses identified as of December 31, 2006. After the Company has concluded that these steps and controls are functioning as designed it will be able to report the results of their substantive testing in subsequent filings.

2            Please provide us with a schedule of your fiscal year end forth quarter adjustments (for both 2006 and 2007) to close the books, or adjustments recorded in connection with or as a result of the audit.  Clearly explain the reason for each adjustment.  For each adjustment, show us the impact on pre-tax net loss.  Quantify the net effect of all adjustments on a pre-tax net income (loss).  Also, tell us why none of the adjustments relate to any prior period.  Explain in detail why you believe the timing of each adjustment is appropriate.

Response:  The Company delivered the initial draft of its 2006 financial statements to its Independent Registered Public Accounting Firm, KPMG LLP (“KPMG”) on January 30, 2007. KPMG proposed 21 audit adjustments, of which 14 were recorded by the Company and were reflected in the 2006 audited consolidated financial statements.  The 14 recorded adjustments are shown in the Summary of Recorded Audit Adjustments attached as Exhibit 1 hereto, which includes a description of the reason for each adjustment, the impact on pre-tax net loss, the period to which the adjustment related, an explanation as to why the Company believes the timing of the adjustment is appropriate and the net effect of all adjustments on pre-tax net loss.  The net effect of all the recorded audit adjustments on the Company’s results of operations was to increase the pre-tax net loss for the fourth quarter of 2006 by $490,362.

3.            Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

Response:  To the best of the Company’s knowledge there has been no written communication to or from KPMG regarding any disagreements with management or the Company’s audit committee.

Management and the audit committee received the following written communications regarding reportable events from KPMG:

•	Letter of Internal Control Deficiencies to Audit Committee dated April 2, 2007
•	Letter of Internal Control Deficiencies to Management dated April 2, 2007

These letters are attached as Exhibits 2 and 3 hereto.  Certain portions of the letters have been redacted pursuant to a separate confidential treatment request made to the Commission’s Office of Freedom of Information and Privacy Act Operations under the Commission’s Rule 83.

4.            To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:  The Company hereby respectfully submits that as set forth in the responses to Comments 1-3 above, it will not be necessary to make changes to its prior disclosure on Form 8-K.

If you have any additional comments or questions, please feel free to contact the undersigned at (703) 773-4021.

Very truly yours,

/s/ Nancy A. Spangler

Nancy A. Spangler